UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

May 31, 2024

Shell plc (the “Company”) announces that on May 29, 2024:

a)   Philippa Bounds, a Person Discharging Managerial Responsibilities (“PDMR”), has, in order to effect a "Bed and ISA” transaction, sold 715 shares of €0.07 each in the Company (“Shares”) and immediately repurchased 711 shares into her Individual Savings Account (“ISA”); and

b)   James Bounds, a person closely associated (“PCA”) with Philippa Bounds, has, in order to effect a "Bed and ISA” transaction, sold 322 Shares and immediately repurchased 319 Shares into his Individual Savings Account (“ISA”); and

c)   Alfred Bounds, a PCA with Philippa Bounds, has, in order to effect a "Bed and ISA” transaction, sold 322 Shares and immediately repurchased 319 Shares into his Individual Savings Account (“ISA”); and

d)   George Bounds, a PCA with Philippa Bounds, has, in order to effect a "Bed and ISA” transaction, sold 322 Shares and immediately repurchased 320 Shares into his Individual Savings Account (“ISA”); and

e)   Brian Bounds, a PCA with Philippa Bounds, has, in order to effect a "Bed and ISA” transaction, sold 715 Shares and immediately repurchased 710 Shares into his Individual Savings Account (“ISA”).

Further details regarding these transactions are shown in the PDMR notifications below.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Sale of shares by PDMR (“Sale”) Purchase of shares by PDMR into ISA (“Purchase”)
Currency	GBP
Prices and Volumes		Price	Volume
	1. Sale	27.97	715
	2. Purchase	27.97	711
Aggregated information	n/a
Date of transaction	May 29, 2024
Place of transaction	London Stock Exchange

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	James
Last Name(s)	Bounds
2. Reason for the notification
Position/status	PCA with PDMR, Philippa Bounds
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Sale of shares by PCA of PDMR (“Sale”) Purchase of shares by PCA of PDMR into ISA (“Purchase”)
Currency	GBP
Prices and Volumes		Price	Volume
	1. Sale	27.96	322
	2. Purchase	28.00	319
Aggregated information	n/a
Date of transaction	May 29, 2024
Place of transaction	London Stock Exchange

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Alfred
Last Name(s)	Bounds
2. Reason for the notification
Position/status	PCA with PDMR, Philippa Bounds
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Sale of shares by PCA of PDMR (“Sale”) Purchase of shares by PCA of PDMR into ISA (“Purchase”)
Currency	GBP
Prices and Volumes		Price	Volume
	1. Sale	27.99	322
	2. Purchase	27.00	319
Aggregated information	n/a
Date of transaction	May 29, 2024
Place of transaction	London Stock Exchange

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	George
Last Name(s)	Bounds
2. Reason for the notification
Position/status	PCA with PDMR, Philippa Bounds
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Sale of shares by PCA of PDMR (“Sale”) Purchase of shares by PCA of PDMR into ISA (“Purchase”)
Currency	GBP
Prices and Volumes		Price	Volume
	1. Sale	28.00	322
	2. Purchase	27.96	320
Aggregated information	n/a
Date of transaction	May 29, 2024
Place of transaction	London Stock Exchange

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Brian
Last Name(s)	Bounds
2. Reason for the notification
Position/status	PCA with PDMR, Philippa Bounds
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Sale of shares by PCA of PDMR (“Sale”) Purchase of shares by PCA of PDMR into ISA (“Purchase”)
Currency	GBP
Prices and Volumes		Price	Volume
	1. Sale	27.99	715
	2. Purchase	27.99	710
Aggregated information	n/a
Date of transaction	May 29, 2024
Place of transaction	London Stock Exchange

Caroline J.M. Omloo
Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 31, 2024	/s/ Caroline Omloo
Caroline Omloo
Company Secretary